Exhibit 99.2

The following are excerpts from the transcript of the third quarter 2015 earnings conference call, held Thursday, November 12, 2015 at 9:00 AM ET:

* * *

Steve Zissis - FLY Leasing, Ltd. - President & CEO of BBAM, LLC:

* * *

We are announcing today our intention to replace the dividend with an accelerated return of capital through a $100-million share repurchase program. This program is intended to enhance FLY's long-term prospects, while immediately boosting the net book value and earnings per share. I'm also pleased to report that BBAM shareholders have informed FLY that they intend to invest a further $10 million into FLY's stock to further align interest to FLY and BBAM, and underscore the value in FLY's shares. It's important to note that FLY's strong liquidity position, even with the $100-million share repurchase program, FLY still have adequate resources to acquire an additional $2 billion of aircraft.

* * *

I'd now like to hand the call over to Colm to go through our third-quarter activities, and the details of the $100-million share repurchase program.

* * *

Colm Barrington - FLY Leasing, Ltd. - CEO:

* * *

FLY has the resources to continue to execute its growth plan, and to accelerate the return of capital with shareholders through today's announced $100-million share repurchase plan.

* * *

Finally, today we are announcing that our Board has approved a $100-million share repurchase program to replace our dividend. This new and significant repurchase program, which will be launched next week, will involve a $75-million modified Dutch tender offer, and a $25-million, open-market share repurchase program. These programs will replace both FLY's previously announced share repurchase program, under which we have spent the $5.5 million referred to earlier, and our current dividend.

Since FLY's IPO in 2007, we have returned cash to shareholders in a systematic manner. We have paid regular dividends, and have, from time to time, repurchased shares in the open market or through privately negotiated transactions. As we look forward and make every effort to increase the value of the business, we have decided to suspend the dividend and instead accelerate the return of capital to our shareholders through a large share repurchase program. The total repurchase program announced today is equal to 2.4 times the annual dividend amount.

This decision has been taken with the single purpose of driving EPS and ROE higher, on the premise that this will be reflected in the share price. Despite having monetized more than 45% of the Company's fleet at a premium to book value, our shares continue to trade at a discount to book value. We see significant value in our shares, and will continue to explore every possible strategy for creating long-term value for our shareholders.

I would like to stress that the change in dividend policy and the share repurchase program announced today does not constitute a change in the Company's strategy. We are first and foremost an aircraft leasing Company, and the growth of the Company's ROE and profitability will be primarily driven by the acquisition of attractive aircraft. With more than $1 billion in cash and unencumbered aircraft projected at the end of the calendar year, FLY still has ample capacity to acquire more than $2 billion worth of aircraft, in addition to the share repurchase program announced today.

As already discussed, we have driven down the SG&A of the business, reduced our funding costs, sold older and under-performing aircraft, and acquired higher-margin aircraft all in the last year. Again, the change in capital allocation does not constitute a change in strategy, but is instead a supplemental initiative to further grow the earnings of the business on a per-share basis.

As mentioned by Steve, BBAM shareholders have informed our Board that they will purchase an additional $10 million of FLY shares over the coming months. This is a further endorsement of the value in FLY's shares, and is a further alignment of the interest of FLY and BBAM.

The repurchase of a significant number of shares will be immediately accretive to both EPS and shareholders’ equity per share. This slide reflects what our Q3 EPS and shareholders’ equity would have been if we had repurchased $100 million of shares on July 1 at yesterday's closing price -- closing share price. As we grow EPS and shareholders’ equity, the impact of the share repurchases will be even greater.

FLY has paid a total of $8.12 per share in dividends since we launched the Company on the New York Stock Exchange in 2007. We have not taken lightly the decision to replace the dividend with these other initiatives. We believe that FLY and its shareholders will be better served by this large return of capital, and the improved EPS ROE and book value per share.

* * *

Colm Barrington - FLY Leasing, Ltd. - CEO: As you will have seen from our presentation this morning, we continue to focus on making further improvements to FLY's earnings, returns, and shareholder value. These measures, specifically our sales of older aircraft and the resulting generation of liquidity, our re-investment in new aircraft, and the significant return of capital to shareholders through the share repurchase programs announced today, are a continuation of the strategy we have been pursuing at FLY for the past two years. We expect this strategy to add further to shareholder value. With that, we are now ready to take your questions.

QUESTIONS AND ANSWERS

* * *

Helane Becker - Cowen and Company - Analyst: Colm, you really loved your dividend, and that was a big part of all of your presentations. I'm just wondering, the change in the way you're going to allocate capital, is that from shareholders who would prefer a share repurchase program to a dividend, or how should we really think about that? Because one of the comments in your press release is that you may or may not complete the program by the end of next year. Do you know what I mean?

Wesley Dick - FLY Leasing, Ltd. - SVP of BBAM, LLC: Helane this is Wes. Let me jump in. I think that standard legal disclosure -- we have full intentions to execute on the full $100-million program, split $75 million into the modified Dutch tender and $25 million in the follow-on open-market repurchases.

Helane Becker - Cowen and Company - Analyst: Okay, so should we think about it as shareholders who are really preferring the share repurchase, is that it?

Wesley Dick - FLY Leasing, Ltd. - SVP of BBAM, LLC: I'm not sure we're necessarily thinking about who has a preference for which form of return of capital. What we're very much aware of is the sector being traded on largely on an earnings basis; that we pulled almost every lever that we can in the business in order to drive EPS higher and drive ROE higher; and that this is a continuation of us making every effort to do that. When we see our shares trading at such a substantial discount to book value, after having monetized such a large percentage of them at or above book value, we see tremendous value in our shares, and we see -- even as importantly, we see the per-share metrics going forward as we deploy the rest of our capital only being expanded by pursuing the strategy.

Helane Becker - Cowen and Company - Analyst: Got you, okay. My other question is on the BBAM shares that you guys are buying, is that new shares or existing shares?

Steve Zissis - FLY Leasing, Ltd. - President & CEO of BBAM, LLC: Helane, as I think you know, the BBAM ownership group is I think FLY's combined largest shareholder currently, and this will be an expansion. I think today we own about 8% of the business -- BBAM shareholders do. Pro forma for the completion of the tender offers, we'll be well into the double digits in terms of percentage ownership. We will grow both in nominal dollars and in percentage ownership will only grow that position by acquiring another $10 million in open-market purchases.

* * *

Gary Liebowitz - Wells Fargo Securities, LLC - Analyst: Okay, and then one the buy-back, two related questions. One, was there any consideration given to maintaining a small token dividend as a third investors can remain in the stock?

***

The follow-up would be when do we see the terms of the Dutch tender?

Colm Barrington - FLY Leasing, Ltd. - CEO: Yes, on the latter question, you'll see the terms early next week. We are working on legal documents now. On the first question of whether to pay a nominal dividend or no dividend, that is a question we spent a lot of time researching and discussing with our advisors before we made a decision. I think really the view here is that as opposed to making a token gesture that we really wanted to put every cent we could forward on a share re-purchase program, because we see an overwhelmingly larger amount of value delivered to our shareholders with that strategy relative to a dividend. That's the way we went.

* * *

Nathan Hong - Morgan Stanley - Analyst: Hi, thanks for taking the question. I have a few follow-ups here. I know the buy-backs pushes forward the return of cash to shareholders, but wondering if you can offer your thoughts on whether or not FLY may eventually bring back a dividend in the future? I guess just general thoughts where you stand on capital returns after these buy-backs are executed?

Colm Barrington - FLY Leasing, Ltd. - CEO: Nathan, this is a pretty significant move we are announcing today, so that's going to take us through the next quarter or two. Certainly, dividends are not off the table, and we'll continue to review dividends and other initiatives for returning capital to shareholders; but let's proceed with this one for the time being.

Nathan Hong - Morgan Stanley - Analyst: Okay, got it. That's helpful. Maybe a question for Steve. Wondering if you could give us updated thoughts on the BBAM and FLY relationship, considering that the BBAM stake will eventually move up higher here. It there a potential that one day BBAM might purchase all of FLY, or is that something that's not part of the strategy?

Steve Zissis - FLY Leasing, Ltd. - President & CEO of BBAM, LLC: No, look, our strategy is to enhance shareholders value here. If at the end of the day it entails selling a major part of the portfolio or all of FLY, that's something we will consider. Obviously, FLY is an important aspect of BBAM's business. BBAM and its shareholders of BBAM have a large equity stake in FLY. As Wes had indicated earlier, that stake is going to grow over 10%. As long as the shares are trading what we believe is fair value, you could expect BBAM to acquire more.

* * *

Bill Mastoris - Robert W. Baird & Company, Inc. - Analyst: Thank you. Steve, acknowledging that you had a $100-million share repurchase program, and obviously the whole notion of maybe accelerating maybe some of your investments -- or I shouldn't say accelerating, but back-end loading your $750-million annual investment goal towards the tail end of 2016 -- how should we be thinking about leverage here over the next several quarters? Are we still going to grow in the 3 to 4 times range, or is that going to come down dramatically?

Wesley Dick - FLY Leasing, Ltd. - SVP of BBAM, LLC: This is Wes. I think it's a couple of things to say here. First, in terms of just giving you a long-run view about the level of leverage we're comfortable with, we continue to believe that somewhere between three and four times net debt to equity is the right long-term place for the business to be levered. We will end the year significantly below that, because a large amount of cash on the balance sheet that's arisen from the aircraft sales. We'll see a little pop-up in leverage as part of the $100-million share repurchase program, but really over the long term, depending on how much capital after this $100 million we continue to return to shareholders, we should see that leverage come down.

* * *

Information Regarding the Planned Tender Offer

The discussion of the planned tender offer is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any FLY shares. The tender offer described in this communication has not yet commenced, and there can be no assurance that FLY will commence the tender offer on the terms described in this communication or at all. If FLY commences the tender offer, the tender offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read any Tender Offer Statement on Schedule TO, filed by FLY with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer including the Offer to Purchase, the related Letter of Transmittal and other offer materials and exhibits thereto, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If FLY commences the tender offer, it will file each of the documents referenced in this paragraph with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from the information agent engaged by FLY in connection with the tender offer.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand and fuel-efficient commercial jet aircraft. FLY acquires and leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, financial performance and the planned tender offer and repurchase program. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.